Exhibit (a)(43)

CASCAL VOLUNTARILY WITHDRAWS ITS COMPLAINT AGAINST SEMBCORP

Sembcorp Industries Ltd (the Company) would like to provide an update on the legal action commenced by Cascal N.V. (Cascal) in the United States in connection to the voluntary tender offer for the common stock of Cascal launched on May 21, 2010.

On May 25, 2010, Cascal voluntarily withdrew its complaint against Sembcorp, without prejudice. This follows the decision by the United States District Court for the Southern District of New York on May 19, 2010 to deny Cascal’s motion for a preliminary injunction to stop Sembcorp from launching its voluntary tender offer. At the May 19 hearing, the judge concluded, among other things, that based on the record before the court there was no likelihood of Cascal succeeding on its legal claims.

On May 21, 2010, Sembcorp commenced its voluntary tender offer to acquire the common shares of Cascal for US$6.75 per share, provided at least 80% of the issued and outstanding shares of Cascal on a fully diluted basis are validly tendered and not withdrawn. The offer and withdrawal rights will expire at 11:00 a.m. New York City time on June 21, 2010, unless extended.